Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257995
PROSPECTUS SUPPLEMENT NO. 2 (to prospectus dated May 5, 2022)

THE BEAUTY HEALTH COMPANY

76,040,010 SHARES OF CLASS A COMMON STOCK
6,970,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK
6,970,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2022 (the “Prospectus”), related to (i) the resale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 76,040,010 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beauty Health Company, a Delaware corporation, and (b) 6,970,000 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “warrants”) and (ii) the issuance by us of up to 6,970,000 shares of Class A Common Stock upon the exercise of warrants, with the information contained in Item 5.02 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on June 6, 2022 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Beauty Health Company’s Class A Common Stock is quoted on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol, “SKIN”. On June 3, 2022, the closing price of our Class A Common Stock was $13.45.
Investing in shares of our Class A Common Stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 6, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of New Director

On June 6, 2022, at the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of The Beauty Health Company (the “Company”), the Board appointed Ms. Marla Beck to the Board as a Class III Director, effective as of June 6, 2022, to serve until the Company’s 2024 Annual Meeting of Stockholders and until her successor is duly elected and qualified. The Board has not determined committee appointments for Ms. Beck at this time.

The Nominating and Corporate Governance Committee and the Board determined that Ms. Beck is independent.
There are no transactions between Ms. Beck and the Company that would be reportable under Item 404(a) of Regulation S-K. Ms. Beck’s compensation will be consistent with the Company’s previously disclosed standard compensatory arrangements for non-employee directors, which are described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2022, under the heading “Director Compensation.” Ms. Beck’s compensation will be prorated to reflect the commencement date of her Board service. Ms. Beck will enter into the Company’s standard form of indemnification agreement, a form of which was filed as Exhibit 10.13 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2021.